Exhibit 99.1

Vipshop Reports Unaudited Second Quarter 2017 Financial Results

Conference Call to Be Held at 8:00 A.M. U.S. Eastern Time on August 17, 2017

Guangzhou, China, August 16, 2017 — Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the second quarter ended June 30, 2017.

Second Quarter 2017 Highlights

•                  Total net revenue for the second quarter of 2017 increased by 30.3% to RMB17.52 billion (US$2.58 billion) from RMB13.44 billion in the prior year period.

•                  The number of active customers1 for the second quarter of 2017 increased by 22% year over year to 28.1 million.

•                  Total orders2 for the second quarter of 2017 increased by 23% year over year to 84.8 million.

•                  Gross profit for the second quarter of 2017 increased by 19.1% to RMB3.86 billion (US$569.4 million) from RMB3.24 billion in the prior year period.

•                  Net income attributable to Vipshop’s shareholders for the second quarter of 2017 was RMB386.5 million (US$57.0 million), as compared with RMB451.6 million in the prior year period.

•                  Non-GAAP net income attributable to Vipshop’s shareholders3 for the second quarter of 2017 increased by 7.5% to RMB728.2 million (US$107.4 million) from RMB677.5 million in the prior year period.

“We delivered solid operational results in the second quarter of 2017,” said Mr. Eric Shen, chairman and chief executive officer of Vipshop. “Specifically, our total active customers for the trailing twelve months ended June 30, 2017 reached 58.8 million, representing a 32% year-over-year increase. We are also delighted to witness improved average revenue per active customer during the quarter, which was a testament of our ability to effectively manage the lifetime value of our customers. In the past quarter, we made further progress with the trial for our new Super VIP paid membership program, aiming to increase our customer loyalty. We remain focused on strengthening our core capability in merchandising and exploring opportunities to diversify our product categories to improve user stickiness.”

Mr. Donghao Yang, chief financial officer of Vipshop, further commented, “In the second quarter of 2017, we made significant strides in the expansion of our logistics footprint and the enhancement of our logistics capabilities. We currently have approximately 27,000 last mile delivery staff and approximately 3,500 delivery stations. Meanwhile, we continue to make solid progress in the exploration of the Internet finance spin-off, which overtime will improve our cash flow and earnings.”

1  “Active customers” are defined as registered members who have purchased from the Company or the Company’s online marketplace platforms at least once during the relevant period.

2  “Total orders” are defined as the total number of orders placed during the relevant period, including the orders for products and services sold in the Company’s online sales business and on the Company’s online marketplace platforms, net of orders returned.

3  Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to Vipshop’s shareholders excluding share-based compensation expenses, impairment loss of investments, and amortization of intangible assets resulting from business acquisitions and equity method investments.

Recent Business Highlights

•                  To supplement the five regional warehousing centers, Vipshop added four local warehouses in Nanning, Urumchi, Jinan, and Harbin, China during the second quarter of 2017, bringing the total number of local warehouses to eleven as of June 30, 2017. The Company also added approximately 19,000 square meters of warehouse space in Japan and Korea for its cross-border business. Vipshop currently has a total of approximately 2.2 million square meters of warehouses, of which 1.4 million square meters is owned by the Company.

•                  During the second quarter of 2017, the Company delivered 95% of its orders through its proprietary last mile network, up from 91% in the same period last year. Approximately 68% of returns from customers were handled directly by Vipshop’s last mile delivery staff, up from 46% in the same period in 2016.

•                  Vipshop officially launched the spin-off of the Internet finance business, which initiated a Series A financing in the second quarter of 2017. The Company’s consumer financing business had 4.4 million users in the second quarter of 2017, which represents a 179% increase from 1.6 million in the second quarter of 2016.

•                  During the second quarter of 2017, Vipshop added a number of popular international brands, including Roberto Cavalli, Trussardi, Desigual, and many others. The Company also started to work directly with Luxottica Group, the world’s largest eyewear company. In addition, the Company entered into a strategic partnership with Aveeno to help the brand enter the China market.

•                  In the second quarter of 2017, Vipshop’s average revenue per active customer increased by 6.7% year over year, which was mainly driven by the 5.9% year-over-year increase in average ticket size.

•                  Excluding impact from the Internet finance business, the Company’s free cash inflow for the trailing twelve months ended June 30, 2017 was 1.96 billion as compared with free cash outflow of 93.3 million in the prior year period.

•                  Vipshop attended and sponsored MAGIC Las Vegas, a world-renowned fashion tradeshow and the United States’ most comprehensive fashion marketplace from August 14 to 16, 2017, which expanded the Company’s strategic partnerships with international brands and enhanced Vipshop’s brand awareness globally.

•                  As of June 30, 2017, more than 300 of Vipshop’s suppliers had seamlessly connected their inventory management systems to the Company’s system, increasing Vipshop’s daily average SKUs online to 2.7 million in the second quarter of 2017, up from 0.8 million in the same period last year.

Second Quarter 2017 Financial Results

REVENUE

Total net revenue for the second quarter of 2017 increased by 30.3% to RMB17.52 billion (US$2.58 billion) from RMB13.44 billion in the prior year period, primarily driven by the growth in the number of total active customers, repeat customers, and total orders.

The number of active customers for the second quarter of 2017 increased by 22% to 28.1 million from 23.0 million in the prior year period. The number of total orders for the second quarter of 2017 increased by 23% to 84.8 million from 68.9 million in the prior year period.

GROSS PROFIT

Gross profit for the second quarter of 2017 increased by 19.1% to RMB3.86 billion (US$569.4 million) from RMB3.24 billion in the prior year period. Gross margin was 22.0% as compared with 24.1% in the prior year period, primarily attributable to investment in promotional activities for market share gain.

OPERATING INCOME AND EXPENSES

Total operating expenses for the second quarter of 2017 were RMB3.42 billion (US$504.9 million), as compared with RMB2.65 billion in the prior year period. As a percentage of total net revenue, total operating expenses decreased to 19.5% from 19.7% in the prior year period.

•       Fulfillment expenses for the second quarter of 2017 were RMB1.64 billion (US$242.5 million), as compared with RMB1.15 billion in the prior year period, primarily reflecting an increase in sales volume and number of orders fulfilled. As a percentage of total net revenue, fulfillment expenses were 9.4% as compared with 8.6% in the prior year period, primarily attributable to the Company’s expansion to support an increase in the last mile business outside of the Vipshop platform.

•        Marketing expenses for the second quarter of 2017 were RMB752.1 million (US$110.9 million), as compared with RMB672.3 million in the prior year period, reflecting the Company’s strategy to strengthen its brand awareness, attract new users, and expand market share. As a percentage of total net revenue, marketing expenses decreased to 4.3% from 5.0% in the prior year period, primarily attributable to the Company’s strategic balance between promotional activities and its broader marketing efforts.

•        Technology and content expenses for the second quarter of 2017 were RMB447.8 million (US$66.1 million), as compared with RMB391.5 million in the prior year period, reflecting the Company’s continuing efforts to invest in human capital, advanced technologies, and its Internet finance business. As a percentage of total net revenue, technology and content expenses decreased to 2.6% from 2.9% in the prior year period.

•        General and administrative expenses for the second quarter of 2017 were RMB578.8 million (US$85.4 million), as compared with RMB434.2 million in the prior year period. As a percentage of total net revenue, general and administrative expenses were 3.3% as compared with 3.2% in the prior year period, primarily attributable to an increase in share based compensation as well as the impact from building out the Internet finance business.

Income from operations for the second quarter of 2017 was RMB621.7 million (US$91.7 million), as compared with RMB643.9 million in the prior year period. Operating margin was 3.5% as compared with 4.8% in the prior year period.

Non-GAAP income from operations4, which excludes share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, increased by 6.0% to RMB887.7 million (US$130.9 million) from RMB837.2 million in the prior year period. Non-GAAP operating income margin5 was 5.1% as compared with 6.2% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders was RMB386.5 million (US$57.0 million), as compared with RMB451.6 million in the prior year period. Net margin attributable to Vipshop’s shareholders was 2.2% as compared with 3.4% in the prior year period, primarily attributable to decreased gross margin and impairment loss of investments of RMB103.1 million. Net income attributable to Vipshop’s shareholders per diluted ADS6 was RMB0.64 (US$0.09) as compared with RMB0.76 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders, which excludes share-based compensation expenses, impairment loss of investments, and amortization of intangible assets resulting from business acquisitions and equity method investments, increased by 7.5% to RMB728.2 million (US$107.4 million) from RMB677.5 million in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders7 was 4.2% as compared with 5.0% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS8 increased to RMB1.18 (US$0.17) from RMB1.12 in the prior year period.

For the quarter ended June 30, 2017, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 629,352,488.

BALANCE SHEET AND CASH FLOW

As of June 30, 2017, the Company had cash and cash equivalents and restricted cash of RMB4.20 billion (US$619.2 million) and held-to-maturity securities of RMB343.2 million (US$50.6 million).

4  Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions.

5  Non-GAAP operating income margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.

6  “ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.

7  Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

8  Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders~~,~~ divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

For the quarter ended June 30, 2017, net cash used in operating activities was RMB0.27 billion, and free cash flow9, a non-GAAP measurement of liquidity, was as follows:

For the three months ended

	Jun 30, 2016	Jun 30, 2017	Jun 30, 2017
	RMB’000	RMB’000	US$’000
Net cash from (used in) operating activities	1,227,110	(273,753)	(40,381)
Add: Impact from Internet financing activities[9]	490,573	783,610	115,589
Less: Capital expenditures	(587,852)	(673,891)	(99,404)
Free cash flow in (out)	1,129,831	(164,034)	(24,196)

Free cash flow trailing twelve months ended

	Jun 30, 2016	Jun 30, 2017	Jun 30, 2017
	RMB’000	RMB’000	US$’000
Net cash from operating activities	3,269,475	1,914,083	282,342
Add: Impact from Internet financing activities[9]	1,218,589	2,850,206	420,428
Less: Capital expenditures	(4,581,344)	(2,801,534)	(413,248)
Free cash flow (out) in	(93,280)	1,962,755	289,522

Business Outlook

For the third quarter of 2017, the Company expects its total net revenue to be between RMB14.9 billion and RMB15.4 billion, representing a year-over-year growth rate of approximately 24% to 28%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Exchange Rate

This announcement contains currency conversions of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.7793 to US$1.00, the effective noon buying rate for June 30, 2017 as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call Information

The Company will hold a conference call on Thursday, August 17, 2017 at 8:00 am Eastern Time or 8:00 pm Beijing Time to discuss its financial results and operating performance for the second quarter of 2017.

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200-654
Hong Kong:	+852-3018-6776
Conference ID:	#58958603

The replay will be accessible through August 25, 2017 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-9003-4211
Conference ID:	#58958603

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vip.com.

9  Free cash flow is a non-GAAP financial measure, which means the operating cash flow adding back the impact from Internet financing activities and less capital expenditures, which include purchase of property and equipment, purchase and deposits of land use rights, and purchase of other assets.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit www.vip.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of shareholders’ equity, consolidated statements of cash flows, and the detailed notes required by Accounting Standards Codification 270 Interim Reporting (“ASC270”), have not been presented. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating income margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. Non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding share-based compensation expenses, impairment loss of investments, and amortization of intangible assets resulting from business acquisitions and equity method investments. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is computed using non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions. Non-GAAP operating income margin is non-GAAP income from operations as a percentage of total net revenue. Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenue. Free cash flow is the operating cash flow adding back the impact from Internet financing activities and less capital expenditures, which include purchase of property and equipment, purchase and deposits of land use rights, and purchase of other assets. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation, impairment loss of investments and amortization of intangible assets adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, impairment loss of investments, and amortization of intangible assets. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from Internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure and technology platform. Share-based compensation expenses and amortization of intangible assets have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Vipshop Holdings Limited

Millicent Tu

Tel: +86 (20) 2233-0732

Email:IR@vipshop.com

Vipshop Holdings Limited

Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except per share data)

	Three Months Ended
	June 30,2016	June 30,2017	June 30,2017
	RMB’000	RMB’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)

Product revenues	13,152,278	17,036,222	2,512,977
Other revenues (1)	287,420	480,357	70,856
Total net revenues	13,439,698	17,516,579	2,583,833
Cost of goods sold	(10,198,289)	(13,656,686)	(2,014,468)
Gross profit	3,241,409	3,859,893	569,365
Operating expenses
Fulfillment expenses (2)	(1,152,493)	(1,644,074)	(242,514)
Marketing expenses	(672,345)	(752,148)	(110,948)
Technology and content expenses	(391,525)	(447,820)	(66,057)
General and administrative expenses (3)	(434,156)	(578,783)	(85,375)
Total operating expenses	(2,650,519)	(3,422,825)	(504,894)
Other income	53,039	184,669	27,240
Income from operations	643,929	621,737	91,711
Impairment loss of investments	(48,634)	(103,107)	(15,209)
Interest expenses	(21,721)	(19,259)	(2,841)
Interest income	28,212	29,684	4,379
Exchange loss	(20,618)	(36,895)	(5,442)
Gain on disposal of an investment	—	55,615	8,204
Income before income taxes and share of result of affiliates	581,168	547,775	80,802
Income tax expense(4)	(127,960)	(169,679)	(25,029)
Share of loss of affiliates	(15,532)	(7,293)	(1,076)
Net income	437,676	370,803	54,697
Net loss attributable to noncontrolling interests	13,929	15,680	2,313
Net income attributable to Vipshop’s shareholders	451,605	386,483	57,010
Shares used in calculating earnings per share (5):
Class A and Class B ordinary shares:
—Basic	115,858,596	117,365,737	117,365,737
—Diluted	124,555,621	125,870,498	125,870,498

Net earnings per Class A and Class B share
Net income attributable to Vipshop’s shareholders—Basic	3.90	3.29	0.49
Net income attributable to Vipshop’s shareholders—Diluted	3.80	3.20	0.47
Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	0.78	0.66	0.10
Net income attributable to Vipshop’s shareholders—Diluted	0.76	0.64	0.09

(1) Other revenues primarily consist of revenues from third-party logistics services, product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their products,and inventory and warehouse management services to certain suppliers.

(2) Including shipping and handling expenses, which amounted RMB 617 million and RMB 887 million in the three month periods ended June 30, 2016 and June 30, 2017, respectively.

(3)Including amortization of intangible assets resulting from business acquisitions, which amounted to RMB 77 million and RMB 84 million in the three months period ended June 30, 2016 and June 30, 2017, respectively.

(4)Included income tax benefits of RMB 20 million and RMB 21 million related to the reversal of deferred tax liabilities, which was recognized on business acquisitions for the three months period ended June 30, 2016 and June 30, 2017, respectively.

(5) Authorized share capital are re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

Net income	437,676	370,803	54,697
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	4,546	99,585	14,690
Unrealized (loss) gain from available-for-sale securities	(8,934)	13,899	2,050
Reclassification adjustment for losses(gains) of investment included in net income	36,567	(55,615)	(8,204)
Comprehensive income	469,855	428,672	63,233
Less: Comprehensive loss attributable to noncontrolling interests	(15,380)	(15,680)	(2,313)
Comprehensive income attributable to Vipshop’s shareholders	485,235	444,352	65,546

	Three Months Ended
	June 30,2016	June 30,2017	June 30,2017
	RMB’000	RMB’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation charges included are as follows
Fulfillment expenses	10,146	19,058	2,811
Marketing expenses	9,683	10,387	1,532
Technology and content expenses	45,510	54,331	8,014
General and administrative expenses	50,819	98,012	14,458
Total	116,158	181,788	26,815

Vipshop Holdings Limited

Condensed Consolidated Balance Sheets

(In thousands, except per share data)

	December 31,2016	June 30,2017	June 30,2017
	RMB’000	RMB’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4,109,577	4,148,892	611,994
Restricted cash	—	48,898	7,213
Held-to-maturity securities	671,776	343,239	50,630
Accounts receivable, net	2,333,918	3,488,455	514,574
Amounts due from related parties	8,352	11,089	1,636
Other receivables and prepayments,net	2,293,825	2,208,141	325,718
Inventories	4,948,609	3,716,585	548,225
Deferred tax assets	214,815	—	—
Total current assets	14,580,872	13,965,299	2,059,990

NON-CURRENT ASSETS
Property and equipment, net	4,467,451	5,510,239	812,804
Deposits for property and equipment	1,039,793	556,074	82,025
Land use rights, net	2,399,058	3,030,806	447,068
Intangible assets, net	725,147	569,305	83,977
Investment in affiliates	93,144	63,635	9,387
Other investments	503,117	416,403	61,423
Available-for-sale securities investments	407,944	149,999	22,126
Other long-term assets	510,821	185,093	27,303
Goodwill	367,106	367,106	54,151
Deferred tax assets	—	284,367	41,946
Total non-current assets	10,513,581	11,133,027	1,642,210
TOTAL ASSETS	25,094,453	25,098,326	3,702,200

LIABILTIES AND EQUITY
CURRENT LIABILITIES
Short term loan(Including Short term loan of the VIE without recourse to the Company of nil and nil as of December 31, 2016 and June 30, 2017, respectively)	—	3,000	443
Accounts payable (Including accounts payable of the VIE without recourse to the Company of RMB 22,471 and RMB 22,914 as of December 31, 2016 and June 30, 2017, respectively)	8,333,610	8,151,478	1,202,407
Advance from customers (Including advance from customers of the VIE without recourse to the Company of RMB 1,211,643 and RMB1,066,815 as of December 31, 2016 and June 30, 2017, respectively)	2,699,981	1,703,522	251,283
Accrued expenses and other current liabilities (Including accrued expenses and other current liabilities of the VIE without recourse to the Company of RMB 1,257,667 and RMB 1,508,350 as of December 31, 2016 and June 30, 2017, respectively)	3,322,599	3,004,990	443,260
Amounts due to related parties(Including amounts due to related parties of the VIE without recourse to the Company of RMB 591 and RMB 263 as of December 31, 2016 and June 30, 2017, respectively)	52,729	17,550	2,589
Deferred income (Including deferred income of the VIE without recourse to the Company of RMB 16,222 and RMB 2,835 as of December 31, 2016 and June 30, 2017, respectively)	174,547	153,807	22,688
Securitization debt	—	285,000	42,040
Total current liabilities	14,583,466	13,319,347	1,964,710
NON-CURRENT LIABILITIES
Deferred tax liability(Including deferred tax of the VIE without recourse to the Company of RMB 4,904 and RMB 4,533 as of December 31, 2016 and June 30, 2017, respectively)	100,583	58,243	8,591
Deferred income-non current(Including deferred income-non current of the VIE without recourse to the Company of RMB 1,928 and RMB 3,189 as of December 31, 2016 and June 30, 2017, respectively)	246,902	313,060	46,179
Convertible senior notes	4,381,698	4,266,722	629,375
Total non-current liabilities	4,729,183	4,638,025	684,145
Total liabilities	19,312,649	17,957,372	2,648,855

EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 101,508,264 and 101,508,264 shares issued and outstanding as of December 31, 2016 and June 30, 2017, respectively)	66	66	10
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of December 31, 2016 and June 30, 2017, respectively)	11	11	2
Treasury shares, at cost - 1,356,918 shares and - 493,845 shares as of December 31, 2016 and June 30, 2017	(707,441)	(251,432)	(37,088)
Additional paid-in capital	3,130,126	3,051,185	450,074
Retained earnings	3,653,026	4,591,426	677,271
Accumulated other comprehensive loss	(343,608)	(238,042)	(35,116)
Noncontrolling interests	49,624	(12,260)	(1,808)
Total shareholders’ equity	5,781,804	7,140,954	1,053,345
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	25,094,453	25,098,326	3,702,200

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	June 30,2016	June 30,2017	June 30,2017
	RMB’000	RMB’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)
Income from operations	643,929	621,737	91,711
Share-based compensation expenses	116,158	181,788	26,815
Amortization of intangible assets resulting from business acquisitions	77,093	84,161	12,414
Non-GAAP income from operations	837,180	887,686	130,940
Net income	437,676	370,803	54,697
Share-based compensation expenses	116,158	181,788	26,815
Impairment loss in investments	48,634	103,107	15,209
Amortization of intangible assets resulting from business acquisitions and equity method investments	92,160	90,129	13,295
Tax effect of amortization of intangible assets resulting from business acquisitions	(19,887)	(21,040)	(3,104)
Non-GAAP net income	674,741	724,787	106,912
Net income attributable to Vipshop’s shareholders	451,605	386,483	57,010
Share-based compensation expenses	116,158	181,788	26,815
Impairment loss in investments	48,634	103,107	15,209
Amortization of intangible assets resulting from business acquisitions and equity method investments	77,127	73,826	10,890
Tax effect of amortization of intangible assets resulting from business acquisitions	(16,009)	(16,965)	(2,502)
Non-GAAP net income attributable to Vipshop’s shareholders	677,515	728,239	107,422
Shares used in calculating earnings per share:
Basic ordinary shares:
Class A and Class B ordinary shares:
-Basic	115,858,596	117,365,737	117,365,737
-Diluted	124,555,621	125,870,498	125,870,498
Non-GAAP net income per Class A and Class B share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	5.85	6.20	0.92
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	5.61	5.91	0.87
Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	1.17	1.24	0.18
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	1.12	1.18	0.17